UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 29, 2019

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CR Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The original report on Form 6-K dated January 29, 2019 incorrectly stated the file number of the registration statement on Form F-3 into which Exhibit 99.1 (Press Release of ProQR Therapeutics N.V. dated January 29, 2019, titled “ProQR Announces “ProQR Vision 2023” Strategy at its Annual R&D Day”) should be incorporated by reference. This report on Form 6-K/A is furnished solely to incorporate by reference such Exhibit 99.1 into the registration statement on Form F-3 (File No. 333-228251).

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the original Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: January 29, 2019	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer